May 1, 2019

David Morris
Chief Financial Officer
RBB Bancorp
1055 Wilshire Boulevard, 12th Floor
Los Angeles, California 90017

       Re: RBB Bancorp
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed March 27, 2019
           File No. 001-38149

Dear Mr. Morris:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2018

Analysis of the ALLL, page 89

1. We note disclosure on page 91 that you add credit discounts on loans purchased through acquisition to the allowance for loan losses to derive an allowance plus credit-discount to total loans ratio that appears to use an individually tailored recognition and measurement method which could violate Rule 100 (b) of Regulation G. Please remove this non-GAAP financial measure in future filings. Please refer to Question 100.04 of the Compliance
      & Disclosure Interpretations for guidance.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact John Spitz, Staff Accountant, at (202) 551-3484 or Mike Volley, Staff
Accountant, at (202) 551-3437 with any questions.
 David Morris
RBB Bancorp
May 1, 2019
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FirstName LastNameDavid Morris   Sincerely,
Comapany NameRBB Bancorp
                                 Division of Corporation Finance
May 1, 2019 Page 2               Office of Financial Services
FirstName LastName